**Item 6:** **Activities of Service Providers**

b. **Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?**
   **If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.**

Fundamental Interactions, Inc. ("FI") is a technology and software developer that licenses matching engine software to the BDO for its use in operating MOON. The BDO also uses FI software in the creation of MOON Market Data Feeds (See Part II, Item 5 and Part III, Item 23) and for certain risk controls (e.g., order size limits and symbols eligible for trading (See Part III, Item 11).

~~Apex Clearing Corporation~~Instinet LLC ("~~Apex~~Instinet", NSCC #0067~~158~~) provides clearance and settlement of transactions executed on MOON (as described in Part III, Item 22).

The BDO utilizes a third-party service provider, OneMarketData, LLC ("OneMarketData"), to supply SIP (CTA/UTP) data, to be used as reference data on each trading day for each NMS stock that trades on MOON (See Part III, Item 23).

11:11 Systems, Inc. is the data center provider that hosts the hardware on which the MOON matching engine runs (See Part III, Item 11). Subscribers may connect to MOON via an extranet connectivity provider, at the sole discretion of the Subscriber (See Part III, Item 6). Any extranet connectivity provider utilized by the Subscriber (e.g., BT Radianz, TNS, Century Link, NYSE Technologies Connectivity Inc.) must also be connected to the BDO.

c. **If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?**

Two service providers utilize MOON for purposes of transacting in securities: (i) Fundamental Interactions Neutron Direct LLC, the broker-dealer subsidiary of FI, and (ii) ~~Apex~~Instinet.

**Item 7:** **Protection of Confidential Trading Information**

a. **Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:**
   i. **written standards controlling employees of the ATS that trade for employees' accounts; and**

**ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.**

Scope of CTI:
Consistent with Rule 301(b)(10) of Regulation ATS, the BDO has implemented adequate and reasonable written safeguards and written supervisory procedures ("WSP") to protect MOON Subscribers' confidential trading information ("CTI"). The BDO considers (1) order information before it is published by OTCM on the MOON Market Data Feeds (e.g., symbol, quantity, price and order type) and (2) certain undisclosed live order and execution information to be CTI, as discussed below. CTI originates from MOON, where orders are received and processed almost instantaneously by the BDO before being immediately made available to OTCM as market data. OTCM disseminates the order information via a multicast feed within milliseconds following the submission of an order. As a result, the window during which this data qualifies as "confidential" is so brief that the opportunity for CTI misuse is de minimus.

Undisclosed live order and execution information includes optional anonymous flags (See Part III, Item 15), and reserved quantity (See Part III, Item 7). This information is excluded from the publicly disseminated MOON Market Data Feeds and is classified as CTI. Each of these circumstances is described in greater detail below.

Regarding the anonymous flag, MOON Subscribers may flag their orders as "anonymous," which conceals the Subscriber's identity from the counterparty. When the anonymous flag is applied, certain relevant personnel (refer to "MOON Access Supervision" section and Part II, Item 7d below for further details) may have access to the identity of the Subscriber that submitted the anonymous order.

In cases where an order contains a reserved quantity, the full order size is sent to MOON, but only the displayed portion is disseminated.

In each of the above scenarios, the BDO has implemented various protective measures, as described below, to ensure only proper personnel with a legitimate need-to-know basis can access CTI.

Furthermore, the BDO only routes orders externally based on applicable Subscriber execution instruction. External routing does not expose CTI within the BDO before being routed to external market operators. Additionally, neither MOON nor the BDO engages in any principal or agency trading or market making activity, which reduces the opportunity to misuse CTI.

MOON Access Supervision:
The BDO has adopted WSPs that limit access to CTI of MOON Subscribers to those employees who, in the ordinary course of their job functions, are operating the system or are responsible for

MOON's compliance with applicable rules (collectively, "Authorized Personnel") (See Part II, Item 7d for more information). For example, the BDO permits access to the CTI of MOON Subscribers when access is necessary to review certain trades. For purposes of reviewing a trade for compliance purposes, the information reviewed would only involve previous activity on MOON.

The BDO only grants its employees access to CTI of MOON Subscribers on a need-to-know basis and to the minimal extent necessary to carry out his or her responsibilities. All access requests are subject to approval by the BDO Chief Compliance Officer ("CCO") and are subsequently executed by the Chief Information Security Officer ("CISO") or CISO designee.

The CCO requires an annual training for Authorized Personnel to understand the uses of CTI and escalation procedures for unauthorized CTI disclosures. At the completion of this training, Authorized Personnel evidence their understanding by attesting in writing that they have reviewed and understood MOON's WSPs. Additionally, the CCO annually self-audits the WSPs to monitor the effectiveness of the procedures and to implement any changes that may result from the annual training.

The BDO prevents unauthorized persons from accessing CTI of MOON Subscribers through the following measures: 1) CCO performing quarterly access audits to ensure that the rationale for granting access is still relevant, 2) requiring the use of multi-factor authentication and password-protected logins, 3) employing access control methods, and 4) disabling write capabilities of USB drives on company-managed PCs and laptops so that CTI may not be copied onto portable storage devices.

Separation of Systems and Data:
MOON maintains policies and procedures designed to control access to its servers, database, and associated applications. MOON infrastructure operates on a combination of dedicated virtual instances and on dedicated hardware (i.e., servers). The hardware for MOON is housed in the same data center as other BDO ATSs. System access to MOON servers is regulated by secure logins and monitored by Authorized IT Personnel (refer to Part II, Item 7d).

MOON database information is maintained separately from other BDO data, with access governed by proper control methods. These control methods include network firewalls to restrict MOON database access, along with authentication and authorization protocols to ensure only provisioned accounts can gain access. Backup data is stored in a separate, secure location outside the primary database environment to ensure recovery capabilities.

Third Party Access Protections:
Compliance performs risk-based reviews of MOON third-party vendors at the time of

engagement and on an annual basis. For both initial and annual reviews, Compliance and Shared Employees evaluate the vendors' cybersecurity, confidentiality, and data loss prevention controls. The results of these reviews are recorded and approved by BDO Management (See definition in Part II, Item 7d). Contracts with elevated risk and/or critical third-party vendors may require additional firm diligence. Additional firm diligence may involve identifying vendor operational risks (e.g., a potential bankruptcy or business cessation) or evaluating contractual terms to prepare for contingencies should the vendor's services become unavailable. Compliance summarizes the findings of the additional firm diligence and escalates, if necessary, to BDO Management for further discussion (e.g., renegotiate contract terms).

The BDO may, for diagnostic and analytical purposes, provide CTI of MOON Subscribers to third party vendors who provide services to MOON and are subject to non-disclosure contractual obligations. For example, FI licenses matching engine software to the BDO and may be exposed to CTI of MOON Subscribers in the course of diagnosing system issues. The BDO has an agreement with FI that contains standard confidentiality and data protection provisions that protect CTI from potential misuse. As an additional example, OneMarketData's systems or personnel do not possess or interact with MOON CTI in any capacity.

With respect to clearing services, ~~Apex~~ Instinet receives execution data. To effectively manage this risk, ~~Apex~~ Instinet is obligated to protect CTI of MOON Subscribers, including data and information related to Subscribers. Further, ~~Apex~~ Instinet is an SEC and FINRA-registered broker-dealer, and subject to applicable laws, rules, and regulations concerning information security standards and obligations.

Network Security:
MOON's environment utilizes a defense in depth security methodology with an emphasis on security event detection and incident response. Authorized Personnel access the MOON ATS through secure remote connections and jump servers. In addition, MOON employs firewalls to isolate the MOON systems from the Internet.

The BDO conducts security assessments (e.g., penetration tests) in the production environment. A vulnerability scanner assesses the system to determine security vulnerabilities and threats as part of the BDO's efforts to safeguard CTI on MOON. Further, the BDO maintains a patch management process that helps to consistently mitigate vulnerabilities and threats in its operating environment. When needed, Authorized IT Personnel resolve software systems and hardware issues that may require access to the MOON network infrastructure and CTI, subject to the supervision of the CCO.

Employee Personal Trading:
Authorized Personnel are required to disclose all outside brokerage accounts, and duplicate trade

confirmations and account statements are required to be sent to the CCO. Authorized Personnel are not permitted to trade any NMS securities, on MOON or any other trading venue, during any overnight trading session. Authorized Personnel are required to attest in writing to their understanding of this trading prohibition.

On a monthly basis, the CCO receives and reviews duplicate copies of all brokerage statements of Authorized Personnel. Additionally, the CCO reviews trade confirmations when activity is generated, conducting reviews as the activity is received.

**Item 22: Clearance and Settlement**

a. **Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).**

MOON executes trades solely in an agency capacity, becomes a counterparty to all trades and submits these trades to a registered clearing agency. MOON's clearing firm is ~~Apex~~ Instinet LLC ~~Clearing Corporation~~ (NSCC # ~~0158~~0067) ("~~Apex~~Instinet"). MOON provides trade information to ~~Apex~~ Instinet in real time as executions take place. ~~Apex~~ Instinet facilitates clearing for all transactions for MOON. Subscribers are not required to enter into an arrangement with ~~Apex~~Instinet; however, MOON requires every Subscriber to either self-clear or have its own clearing arrangement with a registered clearing agency.